Exhibit (a)(5)(i)

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Franklin Municipal Opportunities Trust Announces Final Results of Remarketed Preferred Shares Tender Offer and Variable Rate Demand Preferred Shares Offering

New York, NY (November 5, 2026)

Franklin Municipal Opportunities Trust (the “Fund”) (NYSE: PMO) announced today the final results of its tender offer to repurchase up to 100% of its outstanding Series B and Series C Remarketed Preferred Shares (the “Remarketed Shares”).

The tender offer expired on Thursday, October 29, 2026, at 5:00 p.m., New York City time.

The Fund offered to repurchase the Remarketed Shares at $23,218.75 per share, representing 92.875% of the $25,000 liquidation preference, plus any accrued and unpaid dividends through the expiration of the tender offer.

All Remarketed Shares validly tendered and not withdrawn before the expiration of the tender offer have been accepted for payment.

The Fund has accepted for payment 5,273 Remarketed Shares, which represent approximately 95% of its outstanding Remarketed Shares. Payment for such shares was made on November 5, 2026. The Remarketed Shares that were not tendered will remain outstanding.

The Fund also announced today that it completed an offering of 1,380 Series 1 Variable Rate Demand Preferred Shares, liquidation preference $100,000 per share. The net proceeds from the offering have been used to repurchase the Remarketed Shares that have been accepted for payment pursuant to the tender offer.

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The Fund is a diversified, closed-end management investment company. The Fund’s investment objective is to seek as high a level of current income exempt from federal income tax consistent with preservation of capital. The Fund is managed by Franklin Advisers, Inc. (“FAV”), the Fund’s investment manager, and Franklin Templeton Investment Management Limited (“FTIML”) and Putnam Investment Management, LLC (“Putnam Management”, and together with FTIML, the “Subadvisers”). Additional information regarding the matters addressed in the press release may be announced subsequently via press release, which can be accessed at the Fund’s website at www.franklintempleton.com/investments/options/closed-end-funds. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

THIS RELEASE IS NOT A PROSPECTUS, CIRCULAR OR REPRESENTATION INTENDED FOR USE IN THE PURCHASE OR SALE OF FUND SHARES. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SEC.

Category: Fund Announcement

Investor Contact: Fund Investor Services – 1-800-777-0102

Source: Legg Mason Closed End Funds

Media Contact: Jeaneen Terrio

+1-212-632-4005

Jeaneen.Terrio@franklintempleton.com